EXHIBIT 99.1

Solaris Announces Results of Annual General Meeting of Shareholders

QUITO, Ecuador, June 30, 2026 (GLOBE NEWSWIRE) -- Solaris Resources Inc. (“Solaris” or the “Company”) (TSX: SLS; NYSE: SLSR) is pleased to announce that all matters presented for approval at Solaris’ annual meeting of shareholders held today, as more particularly set out in the Company’s Management Information Circular dated May 11, 2026, have been approved. These matters included:

  Electing each of the Company’s five nominees as directors of the Company;
  Appointing BDO Canada LLP, as auditors of the Company for the ensuing year and authorizing the board of directors to set their remuneration; and
  Ratifying and approving all unallocated entitlements under the Company’s stock option plan.

A summary of the results is provided below:

Name of Nominee	Votes For		Votes Withheld
	Number	%	Number	%
Richard W. Warke	87,024,203	85.88	14,312,088	14.12
Matthew Rowlinson	100,986,897	99.66	349,394	0.34
Rodrigo Borja	89,525,908	88.35	11,810,383	11.65
Donald R. Taylor	93,406,836	92.18	7,929,455	7.82
Hans Wick	88,321,225	87.16	13,015,066	12.84

Appointment of Auditors	Votes For		Votes Withheld
	Number	%	Number	%
Appointment of Auditors	106,189,561	99.90	101,309	0.10

Approval of Unallocated Entitlements	Votes For		Votes Against
	Number	%	Number	%
Approval of unallocated entitlements under the Company’s stock option plan	88,696,309	87.53	12,639,981	12.47

On behalf of the Board of Solaris Resources Inc.

“Matthew Rowlinson”
President & CEO, Director

For Further Information

Patrick Chambers, VP Business Development & Investor Relations
Email: pchambers@solarisresources.com

About Solaris Resources Inc.

Solaris Resources is a copper-gold exploration and development company advancing a portfolio of high-quality assets across the Americas. Its flagship asset is the 100%-owned Warintza copper porphyry Project in southeast Ecuador. Solaris is committed to responsible mining practices that prioritize environmental stewardship, shared value creation, and long- term benefits for local communities and stakeholders.